

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Thomas Hennigan
Chief Executive, Financial and Accounting Officer
REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

> **Re: REIA Investments, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 6, 2013**
> **File No. 024-10341**

Dear Mr. Hennigan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F. Street N.E., Washington, D.C. 20549.

2.   We note your response to comment 1 of our comment letter dated March 4, 2013. We have forwarded your response to the Division of Investment Management. As such, for all matters relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management and engage directly.

Plan of Operations, page 20

3.   We note your response to comment 7. Please revise to include the information required by Model A. Question 4(b) of Form 1-A.

4.   Considering your disclosure that you do not have any current relationships evidenced by written agreements in place, please revise to discuss the research you have conducted, if any, related to the viability of your plan of operations based on the minimum amount being offered.

Seller Financing, page 25

5.   Please tell us how underwriting criteria 4 of 50% reconciles with your example on page 25 that you may provide 100% financing.

Our Strengths and relationships with Real Estate Investment Associations, page 26

6.   It appears that you may be dependent on the National REIA and the local REIAs in order to carry out your operations. As such, please revise to provide additional disclosure regarding these entities so that potential investors can better understand your possible network. Also, explain the "business relationship" between your promoter and the National REIA.

Purchase and sale (or turnover) of investments, page 27

7.   We note your response to comment 16 that you intend to "turnover assets within five years…." Please revise to clarify how that is consistent with your disclosure on page 22 that you plan on selling your first assets one month after purchasing them.

Capitalization, page 33

8.   Your revised disclosure in response to prior comment 25 includes a summary balance sheet. Please revise to present a capitalization table in the format proscribed by Model A Question 13 of Form 1-A.

Plan of Distribution, page 34

9.   We note your response to comment 32 and re-issue the comment in part. Please clarify whether education on real estate and real estate related investments is a prerequisite to REIA membership. In this regard, we note your disclosure on page 35 that "prospective investors must be a member in good standing of a REIA… to assure that prospective investors are somewhat educated on real estate and real estate related investments prior to investing."

10.   Please tell us how you will utilize the National REIA and local REIAs in your offering.

11.   On page 46, you disclose that "no person may initially acquire less than 25,000 units…." Please revise to clarify how this is consistent with your offer of Class C preferred units.

Officers and Key Personnel of the Company, page 36

12.   We note your response to comment 33. Please revise to clarify what "60% of his time on company matters" means. For instance, please indicate the amount of hours (per week) Mr. Hennigan intends to spend on company matters, if less than 40 hours.

Advisory Board, page 37

13.   We note your response to comment 34. Please delete the disclosure relating to all advisory board members.

Cash Distributions, page 47

14.   Please clarify if distributions are paid first to Class A members, then to Class B members, etc. or if all three classes are paid simultaneously. Please also clarify how distributions are allocated in the event that there is not enough cash available from operations to satisfy the specified level of returns to all classes of investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Liquidity and Capital Resources, page 46

15.   We note your disclosure that you currently have $11,085 in cash and your only cost thus far has been legal fees, and that you believe cash available will sustain operations for twelve more months. This contradicts information on your statements of operations that indicates your costs include rents, accounting fees, office expense and advertising, in addition to legal fees. In that regard, it appears that you have recurring expenses (including rent, office expense and advertising) of approximately $3000/month. Please advise and revise your liquidity section as necessary.

Part III – Exhibits

16.   We note your response to comment 28. Please revise the exhibit index to include the form of escrow agreement.

Exhibit 5. Opinion re Legality

17.   We note your response to comment 52 of our comment letter dated March 4, 2013. We have been unable to locate the revised language. Please revise to have counsel opine that the preferred units will, when sold, be legally issued, fully paid and non-assessable.

18.   The penultimate paragraph appears to limit investor reliance on the opinion. Please revise to remove this limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the offering statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel